UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011.

Commission File Number: 000-53684

CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]    Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ____

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcement: Annual Information Update & Director/PDMR Shareholding

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcement dated March 16, 2011 in relation to the registrant’s Annual Information Update for the 12 months up to March 16, 2011
1.2	Regulatory announcement dated March 16, 2011 in relation to Director/PDMR Shareholding

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)
Date: March 16, 2011	By: /s/ Brett Gladden Brett Gladden Company Secretary

Exhibit 1.1

Annual Information Update RNS Number : 0845D CSR plc 16 March 2011

CSR plc
(the 'Company')

ANNUAL INFORMATION UPDATE ('AIU') FOR THE 12 MONTHS UP TO 16 MARCH 2011
made pursuant to Article 10 of the Prospectus Directive (2003/71/EC)
and paragraph 5.2 of the Prospectus Rules

CSR plc published its Annual Report for the 52 week period ended 31 December 2010 on 16 March 2011 and is providing its AIU for the 12 months up to and excluding 16 March 2011. This AIU is required by, and is being made pursuant to, Article 10 of the Prospectus Directive (2003/71/EC) and paragraph 5.2 of the Prospectus Rules and not for any other purpose and, except as expressly set out below, neither the Company nor any other person takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained in this AIU.  The information referred to below was up to date at the time it was published, but such disclosures may now be or may at any time become out of date due to changing circumstances and the Company does not undertake any obligation to update any such information in the future.  Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the standards of disclosure in any other jurisdiction. Neither this AIU, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

The Company is today publishing this AIU via a Regulatory Information Service ('RIS') and making this AIU available in the Investor Relations section of its website (www.csr.com).

1.    Regulatory announcements

The following UK regulatory announcements have been made by the Company via an RIS during the previous 12 months. Copies of these announcements can be viewed at the London Stock Exchange's website (www.londonstockexchange.com) and at the Company's website (www.csr.com).

Date of Publication	Regulatory Headline
15.03.2011	Purchase of own shares
10.03.2011	Purchase of own shares
09.03.2011	Purchase of own shares
08.03.2011	Purchase of own shares
08.03.2011	Zoran Corporation Board changes
07.03.2011	Purchase of own shares
04.03.2011	Purchase of own shares
03.03.2011	Purchase of own shares
02.03.2011	Purchase of own shares
01.03.2011	Purchase of own shares
01.03.2011	Director/PDMR shareholding
01.03.2011	Total voting rights
24.02.2011	Purchase of own shares
23.02.2011	Purchase of own shares
23.02.2011	Holding(s) in Company
21.02.2011	CSR Plc Announces Merger with Zoran Corporation
18.02.2011	Shareholder Notification
09.02.2011	Preliminary Results
01.02.2011	Total Voting Rights
19.01.2011	Notice of Results
18.01.2011	Shareholder Notification
11.01.2011	Litigation settlement
04.01.2011	Total Voting Rights
21.12.2010	Shareholder Notification
16.12.2010	Purchase of own shares
15.12.2010	Purchase of own shares
13.12.2010	Purchase of own shares
10.12.2010	Transaction in Own shares
08.12.2010	Purchase of own shares
07.12.2010	Purchase of own shares
03.12.2010	Shareholder Notification
03.12.2010	Purchase of own shares
02.12.2010	Purchase of own shares
01.12.2010	Voting Rights and Capital
30.11.2010	Purchase of own shares
29.11.2010	Holding(s) in Company
29.11.2010	Purchase of own shares
25.11.2010	Purchase of own shares
24.11.2010	Purchase of own shares
23.11.2010	Purchase of own shares
22.11.2010	Purchase of own shares
19.11.2010	Re Share Award
19.11.2010	Purchase of own shares
18.11.2010	Purchase of own shares
17.11.2010	Purchase of own shares
16.11.2010	Purchase of own shares
15.11.2010	Purchase of own shares
12.11.2010	Holding(s) in Company
12.11.2010	Purchase of own shares
11.11.2010	Purchase of own shares
10.11.2010	Transaction in Own Shares
09.11.2010	Transaction in Own Shares
08.11.2010	Transaction in Own Shares
05.11.2010	Purchase of own shares
04.11.2010	Transaction in Own Shares
03.11.2010	Director Declaration
03.11.2010	Purchase of own shares
02.11.2010	Director/PDMR Shareholding
02.11.2010	Purchase of own shares
01.11.2010	Shareholder Notification
01.11.2010	Purchase of own shares
01.11.2010	Voting Rights and Capital
29.10.2010	Purchase of own shares
27.10.2010	Transaction in Own Shares
27.10.2010	Board Changes
27.10.2010	Third Quarter Results
14.10.2010	Holding(s) in Company
14.10.2010	Litigation Update
12.10.2010	Notice of Results
11.10.2010	Litigation Update
05.10.2010	Holding(s) in Company
01.10.2010	Total Voting Rights
01.10.2010	Purchase of own shares
30.09.2010	Purchase of own shares
29.09.2010	Purchase of own shares
28.09.2010	Transaction in Own Shares
27.09.2010	Transaction in Own Shares
24.09.2010	Purchase of own shares
23.09.2010	Purchase of own shares
22.09.2010	Shareholder Notification
22.09.2010	Purchase of own shares
21.09.2010	Purchase of own shares
20.09.2010	Purchase of own shares
17.09.2010	Transaction in Own Shares
16.09.2010	Holding(s) in Company
13.09.2010	Initiation of share buyback
03.09.2010	Total Voting Rights
02.09.2010	Holding(s) in Company
27.08.2010	Holding(s) in Company
23.08.2010	Litigation Update
16.08.2010	Shareholder Notification
16.08.2010	Shareholder Notification
13.08.2010	Shareholder Notification
06.08.2010	Price Monitoring Extension
03.08.2010	Directors Dealing
03.08.2010	Shareholder Notification
03.08.2010	Directors Dealing
02.08.2010	Holding(s) in Company
02.08.2010	Total Voting Rights
28.07.2010	Q2 and Half Year 2010 Results
12.07.2010	Notice of Results Date
05.07.2010	Total Voting Rights
28.06.2010	Directors Dealing
02.06.2010	Total Voting Rights
02.06.2010	Board Change
19.05.2010	Results of AGM
14.05.2010	Director/PDMR Shareholding
14.05.2010	Director/PDMR Shareholding
14.05.2010	Director/PDMR Shareholding
10.05.2010	Holding(s) in Company
06.05.2010	Director/PDMR Shareholding
06.05.2010	Director/PDMR Shareholding
05.05.2010	Total Voting Rights
05.05.2010	Q1 2010 Results Statement – Part 1
05.05.2010	Q1 2010 Results Statement – Part 2
29.04.2010	Director/PDMR Shareholding
23.04.2010	Director/PDMR Shareholding
20.04.2010	Holding(s) in Company
15.04.2010	Holding(s) in Company
13.04.2010	Holding(s) in Company
13.04.2010	Litigation up-date
08.04.2010	Notice of Results
01.04.2010	Total Voting Rights
31.03.2010	Director/PDMR Shareholding
31.03.2010	Director/PDMR Shareholding
24.03.2010	Director/PDMR Shareholding
18.03.2010	Director/PDMR Shareholding
17.03.2010	Director/PDMR Shareholding
17.03.2010	Director/PDMR Shareholding
15.03.2010	Annual Information up-date
15.03.2010	Publication of Annual Report – Part 1
15.03.2010	Publication of Annual Report – Part 2
15.03.2010	Document Viewing Facility

2.    Documents filed with the Registrar of Companies

The following documents have been filed by the Company with the Registrar of Companies at Companies House during the previous 12 months. Copies of these documents may be obtained from Companies House:

Companies House
Crown Way
Cardiff
CF14 3UZ
email: enquiries@companies-house.gov.uk

or, if you are a registered user, from Companies House Direct at www.direct.companieshouse.gov.uk.

Date of Filing	Document Type	Brief Description
15.03.2011	SH03	Return of purchase of own shares
09.03.2011	SH03	Return of purchase of own shares
08.03.2011	SH01	Statement of capital
27.01.2011	SH01	Statement of capital
10.01.2011	SH03	Return of purchase of own shares
07.01.2011	SH01	Statement of capital
21.12.2010	SH03	Return of purchase of own shares
13.12.2010	SH03	Return of purchase of own shares
07.12.2010	SH03	Return of purchase of own shares
29.11.2010	SH01	Statement of capital
25.11.2010	SH03	Return of purchase of own shares
22.11.2010	SH03	Return of purchase of own shares
15.11.2010	AP01	Director Appointed
03.11.2010	TM01	Appointment Terminated
03.11.2010	SH01	Statement of capital
01.11.2010	SH03	Return of purchase of own shares
01.11.2010	SH03	Return of purchase of own shares
29.10.2010	CH01	Director’s change of particulars
06.10.2010	SH01	Statement of capital
06.10.2010	SH01	Statement of capital
15.09.2010	AA	Interim accounts made up to 03/09/10
29.07.2010	SH01	Statement of capital
29.07.2010	SH01	Statement of capital
14.07.2010	SH01	Statement of capital
28.06.2010	AA	Group of companies’ accounts made up to 31/12/09
28.05.2010	MEM/ARTS	Articles of Association
05.05.2010	SH01	Statement of capital
19.04.2010	AR01	26/03/10 changes
29.03.2010	SH01	Statement of capital

3.    Documents sent to shareholders or filed with the UK Listing Authority’s Document Viewing Facility

The following documents have been sent by the Company to its shareholders or filed by the Company with the Financial Services Authority during the previous 12 months.  Copies of these documents may be obtained from the Company Secretary at the Company’s Registered Office:

Churchill House, Cambridge Business Park
Cowley Road
Cambridge
Cambridgeshire CB4 0WZ

Date	Document
10.08.2010	Half Year 2010 Report
15.03.2010	Notice of Annual General Meeting 2010 & Form of Proxy
15.03.2010	Annual Report 2009

4.    SEC Filings

The following filings have been submitted by the Company to the US Securities and Exchange Commission (“SEC”) during the previous 12 months. Details of these filings can be found on the SEC’s website at www.sec.gov.

Filing Date	Filing type	Description
15.03.2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
11.03.2011	425	Prospectuses and communications, business combinations
10.03.2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
09.03.2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
08.03.2011	425	Prospectuses and communications, business combinations
08.03.2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
08.03.2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
07.03.2011	425	Prospectuses and communications, business combinations
07.03.2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
04.03.2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
03.03.2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
02.03.2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
01.03.2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
01.03.2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
24.02.2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
23.02.2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
22.02.2011	425	Prospectuses and communications, business combinations
22.02.2011	425	Prospectuses and communications, business combinations
22.02.2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
22.02.2011	425	Prospectuses and communications, business combinations
09.02.2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
01.02.2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
24.01.2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
19.01.2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
11.01.2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
04.01.2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
16.12.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
15.12.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
13.12.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
10.12.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
08.12.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
07.12.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
03.12.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
02.12.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
01.12.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
30.11.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
29.11.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
24.11.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
23.11.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
22.11.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
19.11.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
18.11.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
16.11.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
15.11.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
12.11.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
10.11.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
09.11.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
08.11.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
05.11.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
04.11.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
03.11.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
02.11.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
01.11.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
28.10.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
28.10.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
14.10.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
12.10.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
12.10.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
01.10.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
30.09.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
29.09.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
29.09.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
27.09.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
24.09.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
23.09.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
22.09.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
21.09.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
20.09.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
17.09.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
13.09.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
03.09.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
23.08.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
03.08.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
03.08.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
03.08.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
28.07.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
06.07.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
28.06.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
02.06.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
19.05.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
14.05.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
06.05.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
05.05.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
05.05.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
29.04.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
23.04.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
13.04.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
01.04.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
31.03.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
24.03.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
18.03.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
18.03.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
15.03.2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
15.03.2010	20-F	Annual and transition report of foreign private issuers [Sections 13 or 15(d)]

This information is provided by RNS
The company news service from the London Stock Exchange

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Exhibit 1.2

Director/PDMR Shareholding
RNS Number : 0891D
CSR plc
16 March 2011

16 March 2011
CSR plc
(the ‘Company’)

Announcement of the grant of share awards
in the Company to Persons Discharging Managerial Responsibility ('PDMRs')
pursuant to the Company's Share Award Plan

Following approval of the Remuneration Committee of the Company, for the award of options to be effective 15 March 2011, a grant has been made to PDMRs named below of share awards, pursuant to the rules of the CSR Share Award Plan. The vesting of awards is subject to a twelve month retention period.

PDMR	Share awards at par value per share	Awards market value

Klaus Buehring	56,000	207,743
Charlie Lesko	56,000	207,743
Anthony Murray	56,000	207,743
Elaine Rowe	56,000	207,743
Adam Dolinko	56,000	207,743

This information is provided by RNS
The company news service from the London Stock Exchange

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